FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2005

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                      |X|

                                    Form 40-F
                                      |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes
                                        |_|

                                        No
                                        |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______

      Eidos plc Interim Results: First Half Financial Year 2005


    LONDON--(BUSINESS WIRE)--March 10, 2005--

                        Interim Results for the
                Six Month Period ended 31 December 2004
                      and Strategic Review update

    Eidos plc ("Eidos")(NASDAQ:EIDSY; LSE:EID.L), one of the world's leading publishers and developers of entertainment software, today announces its interim results for the six month period ended 31 December 2004.

    Interim Results: Highlights

    -- Turnover significantly lower due to limited H1 release schedule

    -- Consequential operating loss before goodwill of GBP 26.5 million* (operating loss including goodwill GBP 29.2 million)

    --  ShellShock: Nam '67 (new IP) achieved c. 900,000 unit sales

    --  Significant investment in R&D and next generation platforms

    --  Continued focus on management of cost base

    -- Additional short term working capital facility of up to GBP 23 million agreed with RBS

    -- Strategic decision to reschedule certain titles originally planned for H2 release to FY06 including key franchise titles Hitman and Tomb Raider

    -- Revised release schedule expected to result in a significant negative impact on the results for current financial year

    -- Proposal received on 2 March 2005 of a possible cash offer at a price of 53 pence per share, subject to one principal condition. However there can be no assurance that this condition will be satisfied and no certainty that an offer will be made nor as to the terms on which any offer might be made. This disclosure has not been made with the consent of the other party
-0-
*T
Interim Results: Summary                     6 months         6 months
                                      to 31 Dec. 2004  to 31 Dec. 2003
GBP Million                                 Unaudited        Unaudited

Turnover                                        31.5             78.7
Gross Margin                                    50.6%            62.2%
(Loss)/profit after tax                        (29.0)             6.2
Operating (loss)/profit before
 goodwill*                                     (26.5)             7.1
Cash and cash equivalents                       11.8             58.1
Operating cash (outflow)/inflow                (25.2)             4.2
(Loss)/earnings per share                    (20.7)p             4.5p
(Loss)/earnings per share before
 goodwill                                    (18.8)p             4.6p

* Operating loss (before goodwill) of GBP 26.5 million (2003: GBP 7.1 million profit) is derived from a total operating loss from continuing operations of GBP 29,187,000 (2003: GBP 6,930,000 profit), adjusted for amortisation of goodwill of GBP 2,658,000 (2003: GBP 126,000).
*T

    Commenting on the results, John van Kuffeler, Chairman of Eidos, said:
    "As these results show, the first half has been a very difficult period for Eidos. Although we had expected to report an operating loss in the first half given the release schedule, this has been exacerbated by the deferral of the PC version of Championship Manager 5 as anticipated, and the disappointing performance of some of the other titles released. On the positive side, we have been pleased with the performance of ShellShock: Nam '67 and with the good reviews received for Project: Snowblind which forms part of a strong residual release line up for the remainder of FY2005 including Championship Manager 5, LEGO Star Wars: The Video Game, Imperial Glory and Commandos Strike Force.
    The management team has devoted considerable time and effort to the strategic review and today we announce that we received a proposal on 2 March 2005 in relation to a possible cash offer at a price of 53 pence per share subject to one principal condition. However there can be no assurance that this condition will be satisfied and no certainty that an offer will be made nor as to the terms on which any offer might be made. This disclosure has not been made with the consent of the other party concerned. Given the financial position and standalone prospects for the Company, it is the Board's current intention to recommend this offer to shareholders if it is made.
    In the absence of a successful conclusion to the strategic review, the outlook for Eidos as an independent company remains challenging and the strategic decision to defer the release of certain titles to FY06 will have a significant impact on the expected results for the current financial year as a whole."
-0-
*T
Enquiries:

Brunswick UK                        020 7404 5959
Jonathan Glass
Wendel Verbeek

Brunswick NY                     001 212 333 3810
Nina Devlin
*T
    Eidos plc is listed on the London Stock Exchange (ticker: EID.L) and on the NASDAQ National Market (symbol: EIDSY). Further information on the Company can be found at www.eidos.com
    Eidos and the Eidos logo are trademarks of Eidos plc. All other names and/or brands and/or product names referred to in this release are registered trademarks or trademarks pending registration belonging to Group companies. All rights reserved.
    Statements made in this release with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation: general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continuous new product introductions, rapid developments in technology, subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in periodic reports and filings with the Security and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.

    Interim Report for the Six Month Period ended 31 December 2004

    Consistent with the Board's guidance of 7 January 2005, Eidos is reporting substantial losses for the first half of the financial year 2005 reflecting the light release schedule, the disappointing performance of certain titles and the continued high level of investment in game development during the period. Turnover for the first half was GBP 31.5 million (2003: GBP 78.7 million) and the operating loss before goodwill was GBP 26.5 million (2003: GBP 7.1 million profit)*. The operating loss including goodwill was GBP 29.2 million (2003: GBP 6.9 million profit).
-0-
*T
* Operating loss (before goodwill) of GBP 26.5 million (2003: GBP 7.1 million profit) is derived from a total operating loss from continuing operations of GBP 29,187,000 (2003: GBP 6,930,000 profit), adjusted for amortisation of goodwill of GBP 2,658,000 (2003: GBP 126,000).
*T
    Operating Performance

    During the six month period ended 31 December 2004, the Company released four new titles (10 sku's), namely ShellShock: Nam '67, Backyard Wresting 2: There Goes The Neighborhood, Crash 'N' Burn and Get On Da Mic (2003: 10 new titles, 18 new sku's).
    The commercial rationale behind management's decision to postpone the launch of its new franchise title, ShellShock: Nam '67, from June to September 2004 (which was made for the game to benefit from the expected improvement in market conditions) proved to be well founded. ShellShock has enjoyed a successful launch with shipments to date of approximately 900,000 units and strong sell through. As a result of this success, a sequel is already in development.
    Sales of Get On Da Mic, Backyard Wrestling 2 and Crash 'N' Burn, which are not part of the Company's long term strategic focus, were below expected levels. However, the Company continued to enjoy a strong performance from back catalogue sales during the period.
    As previously announced, the PC release of Championship Manager 5 was deferred from October 2004 in order to allow for further development and refinement of this key franchise. The PC game will now launch on 18 March with the PS2 and Xbox versions following later in the Spring. An online version of Championship Manager, our first extension of the franchise into the online arena, was successfully launched on 21 February. Management believes that expanding the Championship Manager franchise onto these new platforms will take the brand to a wider audience and unlock an additional consumer base.
    Project: Snowblind, an exciting new franchise, was released in North America on 23 February and released in Europe on 4 March. This is Eidos' second multiplayer online console game and is one of the Company's most highly reviewed games released during the past three years. Management is confident in the game's quality and expects it to perform well.

    Intellectual Property (IP) and Technology

    The need to continually improve the development process, coupled with the ongoing investment required to effect the transition of our technology to next generation hardware systems, caused research and development costs in the first half to increase by 14% compared to the same period last year. The Group's transition to the next generation of console platforms is being led by a partnership of our Crystal Dynamics studio in the US and our IO Interactive studio in Europe.
    Smart Bomb, developed by Core Design in the UK, will be the Company's first game for Sony's new PlayStation Portable ("PSP") hardware and is scheduled to release in parallel with Sony's US PSP launch, due shortly. Management is optimistic about the prospects for the PSP market and is already looking to bring a number of our key franchises onto this new platform, including the next iteration of Lara Croft Tomb Raider.
    In the US we recently consolidated our North American internal development capabilities from two studios into one with the closure of our much smaller Ion Storm studio in Austin. This will result in the scaling up of Crystal Dynamics in San Francisco over the coming months from a two team to a three team studio. The recent positive reviews of
Project: Snowblind illustrate the technological advancements and capabilities now established at that studio.
    With ShellShock: Nam '67 and Project: Snowblind, Eidos expects to have created and successfully launched two new IP franchises over the course of financial year 2005 - a further demonstration of the underlying creative talent which exists in our business. We also continue to leverage value from our owned IP as illustrated by the film rights signed recently in the US based on our game, Whiplash.

    Financial Review

    Turnover in the six month period to 31 December 2004 was GBP 31.5 million. This was significantly lower than the GBP 78.7 million reported in the same period last year, largely due to fewer products and sku's released during the period.
    Gross margin for the six month period to 31 December 2004 decreased to 50.6% from 62.2% for the same period last year. This was due to the higher proportion of back catalogue sales in the current period as well as a lower proportion of PC based games released this year.
    Total operating expenses were GBP 47.2 million (2003: GBP 44.2 million). Excluding goodwill, this figure was GBP 44.5 million (2003:
GBP 44.1 million)*. Sales and marketing costs in the period were GBP 9.6 million (2003: GBP 13.1 million), the decrease reflecting the lower level of new product releases. Research and development spend, representing the Group's investment in its product development pipeline, was GBP 22.9 million (2003: GBP 20.1 million). This has increased due to the current period including, for the first time, the full running costs of IO Interactive, the Denmark based development studio which was acquired in April 2004, and reflects the continuing investment in our technology capabilities in anticipation of the next generation of Sony and Microsoft hardware systems.

    General and administrative costs for the period were GBP 12.0 million (2003: GBP 10.9 million). The increase in costs includes GBP
1.8 million of expenditure in connection with the strategic review undertaken by the Board, as well as transaction losses on foreign exchange of GBP 0.1m (2003: GBP 0.3 million). Management remains committed to maintaining a tight control over the Group's overhead cost base.
    The goodwill amortisation charge of GBP 2.7 million (2003: GBP 0.1 million) related to the 2004 acquisition of IO Interactive.
    The Group's share of profits arising from the distribution activities of its Spanish joint venture partners, Proein and Pyro, was GBP 2.1 million during the period (2003: GBP 2.1 million). The profits from these two joint venture companies have historically been significantly biased towards the first half of the financial year.
    The loss per share was 20.7p (2003: 4.5p profit) and, excluding goodwill, was 18.8p (2003: 4.6p profit).
-0-
*T
* Total operating expenses before goodwill of GBP 44.5 million
(2003: GBP 44.1 million) are derived from operating expenses of GBP 47,185,000 (2003: GBP 44,201,000) adjusted for amortisation of goodwill of GBP 2,658,000 (2003: GBP 126,000).
*T
    Financing and Cash Flow

    The Group had net cash funds of GBP 11.8 million at 31 December 2004 (2003: GBP 58.1 million). The cash outflow from operating activities for the period was GBP 25.2 million (2003: GBP 4.2 million inflow). The reduction in net cash funds reflects the significant investment in the ongoing product development pipeline and new technologies as well as the acquisition of IO Interactive in April 2004, for which the total cash consideration was GBP 21.6 million, including acquisition costs. In the six month period ended 31 December 2004, the Company invested GBP 15.6 million in titles planned for release during calendar year 2005, compared to GBP 9.7 million for the same period last year in respect of titles planned for release during calendar year 2004.
    As previously indicated, the currently anticipated title release schedule has given rise to a significant working capital requirement for the Company this year. The Company has received credit approval from RBS for a short term working capital facility of up to GBP 23 million until 30 June 2005 for the purposes of the funding requirements of the Company until that date. If an offer for the Company has not been announced in accordance with Rule 2.5 of the Takeover Code or alternative funding has not been put in place by 25 March 2005, or if any such offer lapses, RBS has the right to require the Company to undertake an orderly disposal of assets, and/or intellectual property, of an amount equal to the facility plus associated fees. In that event, and if such disposal is not agreed by 22 April 2005, the adequacy of the Company's working capital facilities cannot be assured. The facility will be subject to documentation, including normal banking covenants in relation to working capital. In the event that the Company remains independent, the Board recognises that significant additional long-term funding may be required to finance its future research and development, particularly given the imminent transition to new hardware platforms and the Company's ongoing dependence on the performance of its key titles to generate cash.

    Taxation

    The Group recorded a tax charge of GBP 0.3 million for the period. This comprises a charge of GBP 0.8 million in respect of the Group's share of profits from its Spanish joint venture partners, Proein and Pyro, a credit of GBP 0.3 million relating to the release of certain prior year provisions and the reduction of GBP 0.2 million in the deferred tax liability.

    Dividends

    No interim dividend has been paid or declared during the period (2003: GBP nil).

    Strategic Review Update

    In June 2004, the Board announced that it was to undertake a strategic review of the Company and its business. During the course of the strategic review the Board concluded that the competitive outlook for Eidos as an independent entity was challenging due to the Company's lack of scale, its dependence on the performance of relatively few key titles, the ongoing high level of development expenditure required and the unpredictable performance of key title releases.
    The Board continues to believe that the prospects of the Company operating independently are highly uncertain and that a sale of the business remains in the best interests of shareholders. The Board today confirms that it received a proposal on 2 March 2005 in relation to a possible cash offer at a price of 53 pence per share subject to one principal condition. However there can be no assurance that this condition will be satisfied and no certainty that an offer will be made nor as to the terms on which any offer might be made. This disclosure has not been made with the consent of the other party concerned. The Company has undertaken an extensive process of discussions over the last eight months involving, in certain cases, considerable due diligence access with other potential purchasers. Whilst none of these other discussions has resulted in a firm offer being received to date, it remains possible that an alternative offer or offers may be forthcoming in due course. However, there can be no certainty in that regard and, given the financial position and standalone prospects for the Company, it is the Board's current intention to recommend the possible cash offer of 53 pence per share if made.

    Outlook

    The Board considers that it is in the best interests of the Company to ensure that sufficient development time is devoted to its key titles and, in order to maximise their sales performance, that they are released when the Board considers it commercially advantageous to do so.
    The Board has undertaken a review of the planned release schedule and as a result has decided to defer a number of planned releases from Q4 FY05 to the following financial year. In addition to allowing for adequate development time, this decision has been based on three principal considerations: the need to work within the constraints of the new working capital facility agreed with RBS; the distraction to management, the business and the game development teams caused by the strategic review process; and the desire to optimise the timing of release of certain key franchises.
    Consequently, the Board has decided to move the scheduled next iteration release of Lara Croft Tomb Raider (name to be shortly announced) and Hitman: Blood Money, together with 25 to Life and Just Cause (both new IP), out of the last quarter of this financial year and into the financial year to June 2006. This will enable further development work to be undertaken on these titles (including additional versions of Lara Croft Tomb Raider for the next generation PSP and Xbox 2 platforms) and allow the Company to take advantage of more favourable release windows. The potential benefit of this approach is supported by the benefits derived from the rescheduled release of ShellShock: Nam'67 as referred to earlier.
    The residual second half release line-up, in addition to Project:
Snowblind and Championship Manager 5, will therefore now comprise:
LEGO Star Wars: The Video Game which is on track for Q3 release as well as Imperial Glory and Commandos Strike Force which are scheduled for Q4 release.
    The financial results of the current financial year as a whole will be dependent on the performance of the five titles now scheduled for release during the second half. The changes to the release schedule detailed above (in particular Tomb Raider and Hitman), will shift significant revenue and operating profit into the financial year ending 30 June 2006 and have a significant negative impact on the Company's expected results for the second half and the current financial year as a whole.


                               EIDOS plc
            Unaudited Consolidated Profit and Loss Account

                                              6 months to  6 months to
                                       Notes  31 December  31 December
                                                    2004         2003
                                                 GBP'000      GBP'000
Turnover: group and share of joint
 venture                                          43,961       91,450
Less: share of joint venture's turnover          (12,498)     (12,703)
                                              -----------  -----------

Group turnover - continuing operations   2        31,463       78,747
Cost of sales                                    (15,548)     (29,744)
                                              -----------  -----------

Gross profit                                      15,915       49,003
Sales and marketing                               (9,613)     (13,081)
Research and development                         (22,879)     (20,068)
Administrative expenses
Amortisation of goodwill                          (2,658)        (126)
Other                                            (12,035)     (10,926)
                                              -----------  -----------

Total administrative expenses                    (14,693)     (11,052)
                                              -----------  -----------

Operating expenses                               (47,185)     (44,201)
                                              -----------  -----------

Group operating (loss)/profit                    (31,270)       4,802
Share of operating profit of joint
 ventures                                          2,083        2,128
                                              -----------  -----------

Total operating (loss)/profit from
 continuing operations                   2       (29,187)       6,930
----------------------------------------------------------------------
Profit on disposal of investment before
 goodwill                                             --          488
Less: related goodwill (previously
 written off to reserves)                             --         (488)
----------------------------------------------------------------------
Profit on disposal of investment after
 goodwill                                             --           --
Interest receivable and similar income               621        1,020
Interest payable and similar charges                (171)        (124)
                                              -----------  -----------

(Loss)/profit on ordinary activities
 before taxation                                 (28,737)       7,826
Tax charge on (loss)/profit on ordinary
 activities                              3          (254)      (1,577)
                                              -----------  -----------

(Loss)/profit for the period                     (28,991)       6,249
                                              ===========  ===========

(Loss)/earnings per share (basic)        4       (20.7)p         4.5p
                                              ===========  ===========

(Loss)/earnings per share before
 goodwill                                4       (18.8)p         4.6p
                                              ===========  ===========

(Loss)/earnings per share (diluted)      4       (20.7)p         4.4p
                                              ===========  ===========



                               EIDOS plc
                 Unaudited Consolidated Balance Sheet

                                               As at             As at
                             Notes  31 December 2004  31 December 2003
                                            GBP'000           GBP'000
Fixed assets
Intangible assets
Tangible assets                              22,599               115
Investments                                   6,038             4,786
  Joint ventures
    - Share of gross assets                   9,510             6,400
    - Share of gross
     liabilities                             (4,654)           (2,306)
                                    ----------------  ----------------

                                              4,856             4,094
                                    ----------------  ----------------

Total fixed assets                           33,493             8,995
                                    ----------------  ----------------

Current assets
Stocks                                        3,126             3,476
Debtors
  - due within one year        5             12,771            35,693
  - due after one year         5                 38                45
Cash at bank and in hand                     11,790            58,057
                                    ----------------  ----------------

Total current assets                         27,725            97,271
Creditors: Amounts falling
 due within one year           6            (14,349)          (27,036)
                                    ----------------  ----------------

Net current assets                           13,376            70,235
                                    ----------------  ----------------

Total assets less current
 liabilities                                 46,869            79,230
Creditors: Amounts falling
 due after more than one year  6               (316)               --
Provisions for liabilities
 and charges                   7             (3,511)               --
                                    ----------------  ----------------

Net assets                                   43,042            79,230

                                    ================  ================
Capital and reserves
Called up share capital        8              2,840             2,806
Share premium account          8             78,594           138,386
Other reserves                 8                690               690
Merger reserve                 8              1,980                --
Profit and loss account        8            (38,498 )         (59,891)
Reserve for own shares         8             (2,564)           (2,761)
                                    ----------------  ----------------

Equity shareholders' funds     8             43,042            79,230

                                    ================  ================



                               EIDOS plc
              Unaudited Consolidated Cash Flow Statement

                                              6 months to  6 months to
                                       Notes  31 December  31 December
                                                    2004         2003
                                                 GBP'000      GBP'000
Net cash (outflow)/inflow from
 operating activities                    9       (25,232)       4,211
                                              -----------  -----------

Dividends from joint ventures and
 associates                                           --           30
                                              -----------  -----------

Returns on investments and servicing of
 finance
Interest received                                    553          812
Bank interest and finance charges paid              (121)         (81)
Interest element of finance lease
 rentals                                             (15)          (5)
                                              -----------  -----------

                                                     417          726
                                              -----------  -----------

Taxation
U.K. tax repaid/(paid)                               900           (1)
Overseas tax paid                                   (550)      (1,652)
                                              -----------  -----------

                                                     350       (1,653)
                                              -----------  -----------

Capital expenditure and financial
 investment
Purchase of tangible fixed assets                 (1,503)      (1,296)
Sale of tangible fixed assets                         --            2
                                              -----------  -----------

                                                  (1,503)      (1,294)
                                              -----------  -----------

Acquisitions and disposals
Sale of associate                                     --          488
                                              -----------  -----------


Net cash (outflow)/inflow before
 management of liquid resources and
 financing                                       (25,968)       2,508


Management of liquid resources
Decrease /(increase) in short-term
 deposits                               10         7,765       (2,057)
                                              -----------  -----------

Financing
Issue of ordinary share capital                       --           61
Capital element of finance lease
 payments                                           (185)         (42)
Purchase of own shares                                --       (2,485)
                                              -----------  -----------

                                                    (185)      (2,466)
                                              -----------  -----------

Decrease in net cash in the period      10
                                                 (18,388)      (2,015)
                                              ===========  ===========



                               EIDOS plc

                         Notes to the Accounts

1. Accounting policies

Uncertainty arising from funding of working capital

The interim financial statements have been prepared on the basis of the accounting policies set out on pages 23 and 24 of the Eidos plc Report and Accounts for the year ended 30 June 2004, which have been applied consistently throughout the period. The Eidos plc Report and Acounts for the year ended 30 June 2004, on which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

The Company has received credit approval from RBS for a short term working capital facility of up to GBP 23 million until 30 June 2005, for the purposes of the funding requirements of the Company until that date. If an offer for the Company has not been announced in accordance with Rule 2.5 of the Takeover Code or alternative funding has not been put in place by 25 March 2005, or if any such offer lapses, RBS has the right to require the Company to undertake an orderly disposal of assets, and/or intellectual property, of an amount equal to the facility plus associated fees. In that event and if such disposal is not agreed by 22 April 2005, the adequacy of the Company's working capital facility cannot be assured. The facility will be subject to documentation, including normal banking covenants in relation to working capital.

The Board has reviewed its working capital forecasts and has concluded that the arrangements put in place should meet the short term working capital needs of the Group. Whilst there remains uncertainty over the longer term working capital funding arrangements for the Group, the Board believes that the agreed facility will allow the opportunity to secure the longer term financial position of the Group.

The Board has therefore concluded it is appropriate to confirm the going concern basis of preparation for the financial information.

The interim financial information below does not constitute statutory accounts (as defined in Section 240 of The Companies Act 1985) and is unaudited. However, the information has been reviewed by the auditors.

The Interim Report for the six months to 31 December 2004 was approved by the Board of Directors on 10 March 2005.

2. Segmental analysis
Segmental analysis by class of business

Turnover, profit and net assets are derived from or belong to the entertainment software business.


Segmental analysis by geographical area
                           By destination             By origin
                     6 months to  6 months to  6 months to 6 months to
                     31 December  31 December  31 December 31 December
                         2004         2003        2004        2003
                        GBP'000      GBP'000     GBP'000     GBP'000
Turnover - continuing
 activities
United Kingdom            4,164       16,731       6,368      23,714
France                    4,542       11,353       5,217      13,590
Germany                   2,205        7,958       2,378       8,806
Rest of Europe            2,639       11,130          --          --
United States of
 America                 14,946       25,636      16,113      29,426
Rest of World             2,967        5,939       1,387       3,211
                     -----------  ----------- ----------- -----------
                         31,463       78,747      31,463      78,747
                     ===========  =========== =========== ===========



EIDOS plc

Segmental analysis (continued)

                                              6 months to  6 months to
                                              31 December  31 December
                                                    2004         2003
                                                  GBP'000      GBP'000
(Loss)/profit on ordinary activities before
 interest and taxation
United Kingdom                                   (25,176)       1,662
France                                               (91)       1,519
Germany                                           (1,324)        (102)
Rest of Europe                                     1,515        1,904
United States of America                          (3,853)       1,838
Rest of World                                       (258)         109
                                              -----------  -----------
                                                 (29,187)       6,930
                                              ===========  ===========



                                                    As at        As at
                                              31 December  31 December
                                                    2004         2003
Net assets/(liabilities)                          GBP'000      GBP'000
United Kingdom                                    59,444       95,500
France                                             1,368        4,554
Germany                                              423       (1,400)
Spain (joint ventures)                             4,557        4,094
United States of America                         (27,206)     (23,446)
Rest of World                                      4,456          (72)
                                              -----------  -----------

                                                  43,042       79,230
                                              ===========  ===========


EIDOS plc

3. Taxation

                                              6 months to  6 months to
                                              31 December  31 December
                                                    2004         2003
                                                  GBP'000      GBP'000
Current tax
UK Taxation
UK corporation tax at 30% on (losses)/profits
 for the period                                      807        1,166
Less double tax relief                              (807)        (150)
                                              -----------  -----------

                                                                1,016
Adjustment in respect of prior periods              (320)        (148)
                                              -----------  -----------
Total current UK tax                                (320)         868

Foreign taxation
Current tax on income for the period                 812          692
                                              -----------  -----------
Total current tax                                    492        1,560
Of which
   Group taxation                                   (320)       1,184
   Joint venture taxation                            812          376
                                              -----------  -----------
                                                     492        1,560
                                              -----------  -----------
Deferred taxation
   Group                                            (101)          50
   Joint venture                                    (137)         (33)
                                              -----------  -----------
Tax charge on (loss)/profit on ordinary
 activities for the period                           254        1,577
                                              ===========  ===========



EIDOS plc

4. Earnings per share

The calculations of earnings per share are
 based on the following information:         6 months to   6 months to
                                             31 December   31 December
Weighted average number of shares:                  2004          2003
                                               Number of     Number of
                                                  shares        shares
For basic earnings per share                 140,169,471   139,745,533
Dilutive effect of share options                 198,392     1,039,333
                                            --------------------------

For diluted earnings per share               140,367,863   140,784,866
                                            ============  ============


                             Basic       Basic     Diluted     Diluted
                       6 months to 6 months to 6 months to 6 months to 31 December 31 December 31 December 31 December
                              2004        2003        2004        2003
                           GBP'000     GBP'000     GBP'000     GBP'000
(Loss)/profit for the
 financial period         (28,991)       6,249    (28,991)       6,249
Goodwill amortisation        2,658         126       2,658         126
                       ----------- ----------- ----------- -----------
(Loss)/profit for the
 financial period
 before goodwill          (26,333)       6,375    (26,333)       6,375
                       =========== =========== =========== ===========

                         Pence per   Pence per   Pence per   Pence per
                             share       share       share       share
(Loss)/earnings per
 share                      (20.7)         4.5      (20.7)         4.4
Goodwill per share             1.9         0.1         1.9         0.1
                       ----------- ----------- ----------- -----------
(Loss)/earnings per
 share before goodwill      (18.8)         4.6      (18.8)         4.5
                       =========== =========== =========== ===========



5. Debtors


                                    31 December 2004  31 December 2003
                                       Due      Due       Due      Due
                                    within    after    within    after
                                       one      one       one      one
                                      year     year      year     year
                                   GBP'000  GBP'000   GBP'000  GBP'000
Trade debtors                       6,479       --    26,518       --
Other debtors                       3,471       38     5,719       45
Prepayments                         2,821       --     3,456       --
                                   -------  -------   -------  -------

                                   12,771       38    35,693       45
                                   =======  =======   =======  =======


EIDOS plc

6. Creditors

                                   31 December 2004   31 December 2003
                                       Due      Due       Due      Due
                                    within    after    within    after
                                       one      one       one      one
                                      year     year      year     year
                                   GBP'000  GBP'000   GBP'000  GBP'000
Borrowings
Obligations under finance leases      350      254        --       --
                                   -------  -------   -------  -------
                                      350      254        --       --
                                   =======  =======   =======  =======
Other creditors
Bank loans and overdrafts              --       --        39       --
Trade creditors                     4,549       --     7,526       --
Royalty creditors                     846       --     2,684       --
Accruals and deferred income        6,152       --     7,012       --
Corporation tax payable             1,800       --     6,310       --
Other creditors                       652       62     3,465       --
                                   -------  -------   -------  -------
                                   13,999       62    27,036       --
                                   -------  -------   -------  -------
                                   14,349      316    27,036       --
                                   =======  =======   =======  =======



7. Provisions for liabilities and charges

                                           Deferred  Deferred    Total
                                      Consideration       tax
                                            GBP'000   GBP'000  GBP'000
At 1 July 2004                                2,068     1,463    3,531
Foreign exchange difference on
 deferred tax liability                          --        81       81
Release of deferred tax liability                --     (101)    (101)
                                      -------------  --------  -------
At 31 December 2004                           2,068     1,443    3,511
                                      =============  ========  =======



EIDOS plc

8. Movement in shareholders' funds

                              Ordinary                          Share
                               shares              Own shares  Premium
                             Number of    Amount     Amount    account
                               shares     GBP'000   GBP'000    GBP'000

Balance as at 1 July 2004   142,002,471     2,840     (2,564)  78,594
Loss for the period                  --        --         --        --
Translation adjustment               --        --         --        --
Write back of cost of
 employee share options, net         --        --         --        --
                            ------------  -------  ----------  -------
Balance as at 31 December
 2004                        142,002,471    2,840     (2,564)   78,594
                            ============  =======  ==========  =======



                                                     Profit
                                  Other    Merger   and loss   Total
                                 reserves  reserve  Account
                                 GBP'000   GBP'000  GBP'000   GBP'000

Balance as at 1 July 2004             690    1,980   (9,604)    71,936
Loss for the period                    --       --  (28,991)  (28,991)
Translation adjustment                 --       --       201       201
Write back of cost of employee
 share options, net                    --       --     (104)     (104)
                                 --------  -------  --------  --------

Balance as at 31 December 2004        690    1,980  (38,498)    43,042
                                 ========  =======  ========  ========



9. Reconciliation of operating profit to net cash inflow/(outflow) from operating activities

                                    6 months to        6 months to
                                  31 December 2004  31 December 2003
                                      GBP'000            GBP'000
Group operating (loss)/profit             (31,270)               4,802
Loss on disposal of fixed assets                --                  81
Depreciation of tangible fixed
 assets                                      1,655                 985
Amortisation of goodwill                     2,658                 126
(Write back)/charge for employee
 share options                               (104)                64
Decrease/(increase) in working
 capital                                     1,829             (1,847)
                                  ---------------- -------------------

Net cash (outflow)/inflow from
 operating activities                     (25,232)              4,211
                                  ================ ===================

10. Analysis of net funds


                                                    Exchange     At
                                     At               and        31
                                   1 July   Cash    non-cash  December
                                    2004    flow    movements    2004
                                  GBP'000  GBP'000   GBP'000  GBP'000
Cash at bank and in hand           24,839 (18,388)       290    6,741
Short-term deposits and liquid
 resources                         12,565  (7,765)       249    5,049
                                 -------- --------  --------  --------

                                   37,404 (26,153)       539   11,790
Finance leases                      (756)      185      (33)    (604)
                                 -------- --------  --------  --------
Net funds                          36,648 (25,968)       506   11,186
                                 ======== ========  ========  ========



EIDOS plc

Unaudited Consolidated Statements of Operations reconciled to U.S.
GAAP
                                                        Six months
                                                           ended
                                                        December 31

Reconciliation to U.S. GAAP                             2004     2003
                                                       GBP000   GBP000

Net (loss)/income after tax (reported under U.K.
 GAAP)                                               (28,991)   6,249
Amortisation of goodwill                               2,658      126
Revenue recognition                                      243      976
Prepaid advertising                                       --     (109)
Profit on disposal of investment                          --      488
Vacation pay provision                                   186       --
Deferred taxation                                         20       --
                                                     --------  -------
Net (loss)/income in accordance with U.S. GAAP       (25,884)   7,730
                                                     --------  -------

(Loss)/earnings per share in accordance with U.S.
 GAAP (basic and diluted)                            (18.5)p     5.5p
                                                     --------  -------


Unaudited Consolidated Balance Sheets Reconciled to U.S. GAAP


Reconciliation to U.S. GAAP                 December 31,  December 31,
                                                    2004          2003
                                                  GBP000        GBP000

Equity Shareholders' funds (prepared under
 U.K. GAAP)                                      43,042        79,230
                                            ------------  ------------


Amortisation of goodwill
   Joint ventures goodwill amortisation             471           471
   Other goodwill amortisation                    4,490           390
Exchange differences on goodwill                     49            45
Goodwill differences arising on the
 acquisition of IO Interactive A/S               (1,532)           --
Deferred consideration                            2,068            --
Deferred tax liability                              250            --
Revenue recognition                                (243)         (729)
Prepaid advertising                                  --          (109)
Vacation pay provision                             (643)           --
                                            ------------  ------------

                                                  4,910            68
                                            ------------  ------------

Shareholders' funds in accordance with U.S.
 GAAP                                            47,952        79,298
                                            ============  ============


    CONTACT: Brunswick UK
             Jonathan Glass or Wendel Verbeek, 020 7404 5959 or
             Brunswick NY
             Nina Devlin, 212-333-3810

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer
By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 10 March 2005

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                               Reference

Press Release dated 10 March 2005 - Interim Results for the Six Month Period ended 31 December 2004 and Strategic Review update